Exhibit 99.1

Sierra Metals Reports First Quarter 2018 Production Results

TORONTO, April 11, 2018 /CNW/ - Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) ("Sierra Metals" or "the Company") is pleased to report first quarter 2018 production results featuring the highest level of consolidated quarterly throughput to date.

Results are from Sierra Metals' three underground mines in Latin America: The Yauricocha polymetallic mine in Peru, and the Bolivar copper and Cusi silver Mines in Mexico.

First Quarter 2018 Production Highlights

•	Silver production of 0.6 million ounces; a 15% decrease from Q1 2017
•	Copper production of 8.1 million pounds; an 11% increase from Q1 2017
•	Zinc production of 18.2 million pounds was flat when compared to Q1 2017
•	Total of 557,710 tonnes processed; a 5% increase from Q1 2017
•	Record quarterly throughput at both the Yauricocha Mine and Bolivar Mine

The Company achieved record quarterly throughput from both the Yauricocha and Bolivar Mines, continuing the successful production increases realized during 2017. Consolidated production of Copper increased 11% to 8.1 million pounds, silver declined 15% to 0.6 million ounces, lead decreased 31% to 6.3 million pounds, zinc was flat at 18.2 million pounds and gold increased 10% to 1,952 ounces compared to Q1 2017.

The Yauricocha mine achieved record quarterly throughput during Q1 2018. Metal production in Q1 slipped due to a difference in grades and recoveries. Record throughput at Bolivar, along with higher silver head grades, and silver and gold recoveries, resulted in an increase in equivalent metal production compared to Q1 2017. At Cusi, the difference in equivalent metal production was the result of the Company's continued focus on completing access, development, and production from the Santa Rosa de Lima zone which contains wider structures and higher silver grades. The Company expects to realize the benefits of these efforts at Cusi during the rest of 2018.

Igor Gonzales, President and CEO of Sierra Metals, commented: "The Company has started 2018 with solid production results coming from all three mines in the first quarter. Thanks in part to record production at both the Yauricocha and Bolivar mines where we are reaping the benefits of our operational improvement programs. The Company has initiated preliminary scoping / PEA studies to analyze future operational production increases at all three mines and continues development at our Mines with an objective of progressing the recent resource increases at the Cusi Mine, as well as the reserve and resource increases at the Yauricocha Mine into the mine plans. Similar plans will also be put in place with the results from the upcoming Bolivar reserve and resource update.

Yauricocha continues to perform with record tonnage throughput. During Q2 2018 the final infrastructure for the Yauricocha tunnel should be completed allowing for more capacity to handle larger volumes of waste and ore. The Yauricocha shaft will also be sunk to the 1270 level this year providing access to further reserves and resources at the Mine. The Mine will see consistent levels of throughput in 2018 due to a refurbishment of the lower part of the Mascota Shaft which could potentially cause a slowdown in production rates during that time period, which was already factored into our 2018 production guidance.

At Bolivar, the company continues to define higher grade ore sources at the Bolivar West and Northwest zones through successful exploration programs. These new zones are expected to come into the mine plan in later 2019. In the near-term, the Company continues to focus on the El Gallo zone while optimizing equipment usage and improving productivity. We are confident production levels will reach 3,500 tonnes per day in the second half of the year.

At Cusi, tonnages continue to improve with the Mine realizing a 65% increase in throughput when compared to Q4-2017. We continue to campaign development ore from the Santa Rosa de Lima zone with increasing throughput rates, while continuing to mine selected structures in the older part of the mine. The Company expects to reach the existing mill's capacity of 650 tonnes per day in Q2-2018, the addition of another ball mill will see the capacity increase to approximately 1,200 tonnes per day in early 2019.

Mr. Gonzales concluded, "Management continues to be very optimistic for the year ahead as the groundwork for continued improvements, through the modernizing and implementation of best operational practices has been set. Our ongoing aggressive brownfield exploration programs at all mines should also lead to further significant growth in reserves and resources and add to the value of our assets during the year ahead."

Consolidated Production Results

Consolidated Production	3 Months Ended			2018 Guidance
	Q1 2018	Q1 2017	% Var.	Low	High
Tonnes processed (mt)	557,710	529,695	5%
Daily throughput	6,374	6,054	5%
Silver ounces (000's)	594	698	-15%	2,474	2,886
Copper pounds (000's)	8,090	7,290	11%	32,700	38,100
Lead pounds (000's)	6,312	9,143	-31%	19,100	22,300
Zinc pounds (000's)	18,214	18,137	0%	62,900	73,400
Gold ounces	1,952	1,777	10%	6,700	7,800
Silver equivalent ounces (000's)(1)	4,394	3,746	17%	13,900	16,210
Copper equivalent pounds (000's)(1)	23,445	25,126	-7%	89,184	104,005
Zinc equivalent pounds (000's)(1)	47,209	52,231	-10%	183,830	214,468
(1) Silver equivalent ounces, Copper equivalent pounds, and Zinc equivalent pounds for Q1 2018 were calculated using the following realized prices: $16.75/oz Ag, $3.14/lb Cu, $1.15/lb Pb, $1.56/lb Zn, $1,334/oz Au. Silver equivalent ounces, Copper equivalent pounds, and Zinc equivalent pounds for Q1 2017 were calculated using the following realized prices: $17.71/oz Ag, $2.64/lb Cu, $1.04/lb Pb, $1.27/lb Zn, $1,231/oz Au.

Yauricocha Mine, Peru

The Yauricocha Mine processed a quarterly record of 271,389 tonnes during Q1 2018, representing an 8% increase from Q1 2017. Despite the record quarterly throughput realized at Yauricocha during Q1 2018, lower silver, lead, and zinc head grades, and lower recoveries of all metals, except copper, resulted in the slight decline in equivalent metal production compared to Q1 2017.

The Company continues to see positive improvements from the restructuring at Yauricocha with increased throughput; however, slightly lower head grades were noted with increased contribution from the Esperanza zone into the production schedule in Q1 2018, as evidenced by the 9% decrease in zinc equivalent production over Q1 2017. During Q1 2018, the Company saw a significant 34% increase in the production of copper, a 2% increase in the production of zinc, and a 7% increase in the production of gold, offset by decreases in production of silver (27%), and lead (28%) compared to Q1 2017.

The Company remains focused on capitalizing on the successful drilling campaigns executed during 2017 which resulted in significant increases to the reserves and resources at Yauricocha. Continued production growth is expected to be realized from the strategic allocation of operating cash flows towards growth efficient capital, in order to provide the infrastructure, and scoping studies necessary to monetize the reserve and resource increases as quickly as possible.

A summary of production from the Yauricocha Mine for Q1 2018 is provided below:

Yauricocha Production	3 Months Ended
	Q1 2018	Q1 2017	% Var.
Tonnes processed (mt)	271,389	251,180	8%
Daily throughput	3,102	2,871	8%
Silver grade (g/t)	59.52	81.37	-27%
Copper grade	0.89%	0.81%	9%
Lead grade	1.24%	1.76%	-29%
Zinc grade	3.45%	3.60%	-4%
Gold Grade (g/t)	0.61	0.56	9%
Silver recovery	70.50%	75.95%	-7%
Copper recovery	70.22%	62.00%	13%
Lead recovery	81.51%	85.96%	-5%
Zinc recovery	87.94%	89.12%	-1%
Gold Recovery	15.77%	17.25%	-9%
Silver ounces (000's)	366	499	-27%
Copper pounds (000's)	3,727	2,783	34%
Lead pounds (000's)	6,069	8,382	-28%
Zinc pounds (000's)	18,144	17,774	2%
Gold ounces	835	779	7%
Zinc equivalent pounds (000's)(1)	34,767	38,137	-9%
(1) Zinc equivalent pounds for Q1 2018 were calculated using the following realized prices: $16.75/oz Ag, $3.14/lb Cu, $1.15/lb Pb, $1.56/lb Zn, $1,334/oz Au. Zinc equivalent pounds for Q1 2017 were calculated using the following realized prices: $17.71/oz Ag, $2.64/lb Cu, $1.04/lb Pb, $1.27/lb Zn, $1,231/oz Au.

Bolivar Mine, Mexico

The Bolivar Mine processed a record 259,375 tonnes in Q1 2018, representing a 6% increase over Q1 2017. The higher throughput, silver head grades, and silver and gold recoveries resulted in a 1% decrease in copper equivalent production in Q1 2018 compared to Q1 2017. In Q1 2018, copper production decreased by 3% to 4,363,000 pounds, silver production increased 28% to 120,000 ounces, and gold production increased 25% to 1,048 ounces compared to Q1 2017. The Company has been successful at increasing tonnage at Bolivar through the commissioning of 13 new pieces of equipment. The new equipment along with the best use of existing mine infrastructure and equipment will help to maximize ore delivery to the processing plant.

The Company continues to define higher grade ore sources at Bolivar West and Bolivar Northwest which are expected to come into the mine plan by the second half of 2019. However, as a short-term planning strategy, the Bolivar Mine continues to focus on developing and mining the El Gallo Inferior zone to centralize operations, optimize equipment usage and to improve productivity. The Company remains confident that throughput can be increased to 3,500 tonnes per day during Q3 or Q4 2018.

A summary of production for the Bolivar Mine for Q1 2018 is provided below:

Bolivar Production	3 Months Ended
	Q1 2018	Q1 2017	% Var.
Tonnes processed (mt)	259,375	243,974	6%
Daily throughput	2,964	2,788	6%
Copper grade	0.95%	1.03%	-8%
Silver grade (g/t)	17.85	15.25	17%
Gold grade (g/t)	0.18	0.20	-13%
Copper recovery	80.65%	81.49%	-1%
Silver recovery	80.91%	78.95%	2%
Gold recovery	70.94%	52.49%	35%
Copper pounds (000's)	4,363	4,508	-3%
Silver ounces (000's)	120	94	28%
Gold ounces	1,048	840	25%
Copper equivalent pounds (000's)(1)	5,450	5,533	-1%
(1) Copper equivalent pounds for Q1 2018 were calculated using the following realized prices: $16.75/oz Ag, $3.14/lb Cu, $1.15/lb Pb, $1.56/lb Zn, $1,334/oz Au. Copper equivalent pounds for Q1 2017 were calculated using the following realized prices: $17.71/oz Ag, $2.64/lb Cu, $1.04/lb Pb, $1.27/lb Zn, $1,231/oz Au.

Cusi Mine, Mexico

Total ore processed increased 65% in Q1 to 26,945 tonnes when compared to Q4 2017 but decreased 22% when compared to Q1 2017.

Silver production of 108,000 ounces increased 3% in Q1 2017, as the metallurgical work performed during 2017 increased silver recoveries by 35%, despite the lower throughput. Metal production decreased for gold (57%), lead (68%) and zinc (81%).

The Company is currently mining selected higher-grade structures at the old mine, in addition to campaigning development ore from the Santa Rosa de Lima structure containing improved head grades to the mill at Cusi. The Company expects to gradually increase tonnage from the Santa Rosa de Lima zone as well as other zones in the areas previously developed with a different mandate to produce from disseminated mineralized zones until the mill is operating at its capacity of 650 tonnes per day. It is expected that the main supply of ore in-terms of tonnage and grade will come from Santa Rosa de Lima, in conjunction with other zones such as Promontorio, and Azucarera, starting in Q2 2018. Additionally, structural development at the Santa Rosa de Lima zone will be completed using long hole mining versus the existing cut and fill methodology which should result in lower costs going forward.

A summary of production for the Cusi Mine for Q1 2018 is provided below:

Cusi Production	3 Months Ended
	Q1 2018	Q1 2017	% Var.
Tonnes processed (mt)	26,945	34,541	-22%
Daily throughput	308	395	-22%
Silver grade (g/t)	143.47	146.13	-2%
Gold grade (g/t)	0.18	0.25	-29%
Lead grade	0.48%	1.25%	-61%
Zinc grade	0.51%	1.26%	-60%
Silver recovery	86.69%	64.18%	35%
Gold recovery	45.26%	57.87%	-22%
Lead recovery	84.21%	80.22%	5%
Zinc recovery	23.44%	37.91%	-38%
Silver ounces (000's)	108	104	3%
Gold ounces	69	159	-57%
Lead pounds (000's)	243	761	-68%
Zinc pounds (000's)	71	363	-81%
Silver equivalent ounces (000's)(1)	136	186	-27%
(1) Silver equivalent ounces for Q1 2018 were calculated using the following realized prices: $16.75/oz Ag, $3.14/lb Cu, $1.15/lb Pb, $1.56/lb Zn, $1,334/oz Au. Silver equivalent ounces for Q1 2017 were calculated using the following realized prices: $17.71/oz Ag, $2.64/lb Cu, $1.04/lb Pb, $1.27/lb Zn, $1,231/oz Au.

Quality Control

All technical data contained in this news release has been reviewed and approved by Gordon Babcock, P.Eng., Chief Operating Officer and a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Americo Zuzunaga, MAusIMM CP (Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Augusto Chung, FAusIMM CP (Metallurgist) and Consultant to Sierra Metals is a Qualified Person and chartered professional qualifying as a Competent Person on metallurgical processes.

About Sierra Metals

Sierra Metals Inc. is Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and its Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company's Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol "SMT" and on the NYSE American Exchange under the symbol "SMTS".

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Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws related to the Company (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the Company's operations, including anticipated developments in the Company's operations in future periods, the Company's planned exploration activities, the adequacy of the Company's financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, floods, labour disruptions, explosions, cave-ins, weather conditions and criminal activity; commodity price fluctuations; higher operating and/or capital costs; lack of available infrastructure; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits and the inability to replace reserves; fluctuations in the price of commodities used in the Company's operations; risks related to foreign operations; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; risks relating to outstanding borrowings; issues regarding title to the Company's properties; risks related to environmental regulation; litigation risks; risks related to uninsured hazards; the impact of competition; volatility in the price of the Company's securities; global financial risks; inability to attract or retain qualified employees; potential conflicts of interest; risks related to a controlling group of shareholders; dependence on third parties; differences in U.S. and Canadian reporting of mineral reserves and resources; potential dilutive transactions; foreign currency risks; risks related to business cycles; liquidity risks; reliance on internal control systems; credit risks, including risks related to the Company's compliance with covenants with respect to its BCP Facility; uncertainty of production and cost estimates for the Yauricocha Mine, the Bolivar Mine and the Cusi Mine; and other risks identified in the Company's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking information. Forward looking information includes statements about the future and are inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Note Regarding Reserve and Resource Estimates

All reserve and resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission ("SEC"). The differences between these standards are discussed in our SEC filings. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

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SOURCE Sierra Metals Inc.

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For further information: regarding Sierra Metals, please visit www.sierrametals.com or contact: Mike McAllister, V.P., Corporate Development, Sierra Metals Inc., +1 (416) 366-7777, Email: info@sierrametals.com; Gordon Babcock, Chief Operating Officer, Sierra Metals Inc., + 1 (416) 366-7777; Igor Gonzales, President & CEO, Sierra Metals Inc., +1 (416) 366-7777

CO: Sierra Metals Inc.

CNW 07:00e 11-APR-18